1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 27, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) CONTINUING CONNECTED TRANSACTIONS -
REVISION OF ANNUAL LIMITS
(2) INTERIM AND SPECIAL DIVIDENDS
(3) AMENDMENT OF ARTICLES OF ASSOCIATIONS

Independent financial adviser to the Independent Board Committee and the Independent Shareholders of the Company

A letter from the board of the directors of Aluminum Corporation of China Limited (the "Company") is set out on pages 1 to 10 of this circular. A letter from the independent board committee of the Company is set out on page 11 of this circular. A letter from Taifook Capital Limited containing its advice to the independent board committee and the independent shareholders of the Company is set out on pages 12 to 19 of this circular.

A notice dated 27 August 2007 convening the Special General Meeting of the Company to be held at Conference Room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, at 2:00 p.m. on Friday, 12 October 2007 is set out at the end of this circular. Whether or not you are able to attend the Special General Meeting, you are strongly urged to complete and sign the enclosed revised form of proxy, in accordance with the instructions printed thereon. For holders of H shares of the Company, please return it to Hong Kong Registrars Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in an event not later than 24 hours before the time appointed for the holding of the Special General Meeting or any adjourned meeting (as the case may be). For holders of A Shares of the Company, please return it to the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082 as soon as possible, in any event not later than 24 hours before the time appointed for holding such meeting. Completion and return of the revised form of proxy will not preclude you from attending and voting in person at the Special General Meeting or any adjourned meeting should you so wish.

27 August 2007

* For identification only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	ii

LETTER FROM THE BOARD OF DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

1.	Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

2.	Background . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

3.	Proposed revised annual limits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

4.	Hong Kong Listing Rules Implications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

5.	Reasons and benefits for the transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

6.	Information relating to the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

7.	Information relating to the connected parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

8.	Recommendations on the proposed annual limits revision . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7

9.	Interim dividend and special dividend . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7

10.	Amendment to article 99 of the articles of association of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	8

11.	Other matters to be approved at the SGM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9

12.	Additional Information relating to the SGM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9

13.	Further Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10

LETTER FROM THE INDEPENDENT BOARD COMMITTEE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11

LETTER FROM TAIFOOK CAPITAL LIMITED . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

APPENDIX - GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20

NOTICE OF SPECIAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	25

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"

ordinary shares in the share capital of the Company with a nominal value of RMB1.00 each and which, other than those shares which are subject to lock-ups, are listed and traded on the Shanghai Stock Exchange;

"Announcement"	the announcement dated 21 August 2007 issued by the Company in relation to the proposed revision of the annual limits of the Transactions;

"Baotou Aluminum"	Baotou Aluminum Co., Ltd., which is owned as to 80% by Chinalco;

"Board"	the board of Directors;

"Chalco A Share(s)"	ordinary shares new issued with a nominal value of RMB1.00 each to be issued by the Company pursuant to the Merger Proposal;

"Chinalco Ruimin"	Chinalco Ruimin Aluminum Co., Ltd., which is owned as to 75% by Chinalco;

"Chinalco"	Aluminum Corporation of China, the controlling shareholder and a connected person of the Company;

"Chalco International Trading"	China Aluminum International Trading Corporation Ltd., a 90.5% non-wholly owned subsidiary of the Company;

"Company"

Aluminum Corporation of China Limited, a joint stock limited company incorporated in the PRC with limited liability, the A Shares, H Shares and ADRs of which are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	director(s) of the Company;

"Group"	the Company and its subsidiaries;

"H Shares"

the overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB 1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;

- ii -

DEFINITIONS

"HK Dollar" or "HK$"	Hong Kong dollars, the currency of Hong Kong;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

the independent board committee of the Company established for the purpose of considering the revised annual limits for the Transactions comprising all independent non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan who are independent of the Transactions;

"Independent Shareholders"	the Shareholders, who are not interested in the Transactions under the Mutual Supply Agreement, being shareholders other than Chinalco and its associates;

"Latest Practicable Date"	24 August 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information herein;

"Lanzhou Aluminum"	Lanzhou Aluminum Co., Limited, a joint stock limited company incorporated in the PRC which has been merged with the Company by way of share exchange on 24 April 2007;

"Liancheng Aluminum"	Lanzhou Liancheng Aluminum Co., Ltd, a wholly-owned subsidiary of Chinalco;

"Mandatory Provisions"

the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas for inclusion in the articles of association of companies incorporated in the PRC to be listed overseas, which were promulgated by the former PRC Securities Commission of the State Council and the former State Commission for Restructuring the Economic Systems of the PRC on 27 August 1994

"Mutual Supply Agreement"

the mutual supply agreement dated 5 November 2001 entered into between the Company and Chinalco to regulate mutual supply of production supplies, transportation and loading services, supporting services and ancillary production services between the two parties;

"PRC"	The People's Republic of China which excludes Hong Kong for the purpose of this circular;

"RMB"	Renminbi, the lawful currency of the PRC;

- iii -

DEFINITIONS

"SFO"	the Securities and Futures Ordinance (Cap. 571);

"SGM"	the special general meeting for the Independent Shareholders to approve, among other things, the proposal to revise the annual limits for the Transactions;

"Shandong Aluminum"	Shandong Aluminum Industry Co., Limited, a joint stock limited company incorporated in the PRC which has been merged with the Company by way of share exchange on 24 April 2007;

"Shareholder(s)"	the holders of the Shares of the Company;

"Shares"	A Shares and H Shares in the capital of the Company;

"Tongchuan Aluminum".	Shannxi Tongchuan Aluminum Co., Ltd., which is owned indirectly as to 72% by Chinalco;

"Transactions"	the expenditure and revenue transactions under the Mutual Supply Agreement;

"%"	per cent.

- iv -

LETTER FROM THE BOARD OF DIRECTORS

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhiman Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal Code: 100082
Non-executive Directors:
Mr. Helmut Wieser	Principal place of business
Mr. Shi Chungui	No. 62 North Xizhiman Street
Haidian District
Independent non-executive Directors:	Beijing
Mr. Poon Yiu Kin, Samuel	The People's Republic of China
Mr. Kang Yi	Postal Code: 100082
Mr. Zhang Zhuoyuan
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower Convention Plaza
1 Harbour Road Wanchai
Hong Kong

27 August 2007

(1) CONTINUING CONNECTED TRANSACTIONS - REVISION OF ANNUAL LIMITS (2) INTERIM AND SPECIAL DIVIDENDS (3) AMENDMENT OF ARTICLES OF ASSOCIATIONS

To the Shareholders Dear Sir or Madam,

1.	INTRODUCTION

Reference is made to the Announcement dated 21 August 2007. The Board of Directors of the Company announced that the Board proposes to revise the annual limits of the Transactions with

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LETTER FROM THE BOARD OF DIRECTORS

Chinalco for the three financial years ending 31 December 2009 in order to cater for the increased volume and value of mutual supply transactions with Chinalco and its associates. The proposed revisions of annual limits for the three financial years ending 31 December 2009 are primarily due to:

(1)

the mergers and acquisitions by Chinalco of several large scale aluminum production plants during 2006 and early 2007 which lead to increased amount and volume of purchases of alumina by Chinalco and its associates from the Company; and

(2)

change to direct purchase of primary aluminum by Chalco International Trading, a wholly-owned subsidiary of the Company, for its clients from Chinalco and its associates, instead of acting as a agent for such purchases as previously intended when estimating the annual limits for the expenditure transactions for the three years ending 31 December 2009 under the Mutual Supply Agreement.

Under the Hong Kong Listing Rules, the Company is required to obtain Independent Shareholders' approval for the revision of the annual limits of the Transactions under the Mutual Supply Agreement with Chinalco for the three financial years ending 31 December 2009. The Directors will convene the SGM to obtain the approval from the Independent Shareholders for, among other things, the revision of the annual limits of the Transactions for the three financial years ending 31 December 2009. Chinalco and its associates will abstain from voting on the resolutions proposed at the SGM relating to the revision of annual limits under the Mutual Supply Agreement.

The purposes of this circular are:

1.	to provide you with further information in relation to the revision of the annual limits of the Transactions with Chinalco for the three financial years ending 31 December 2009;

2.

to set out the letter of advice from Taifook Capital Limited to the Independent Board Committee and the Independent Shareholders and the recommendations of the Independent Board Committee in respect of the revision of the annual limits of the Transactions for the three financial years ending 31 December 2009; and

3.

to seek your approval of the resolutions in relation to the revision of the annual limits of the Transactions for the three financial years ending 31 December 2009. Chinalco and its associates will abstain from voting at such relevant resolutions.

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LETTER FROM THE BOARD OF DIRECTORS

2.	BACKGROUND

The Mutual Supply Agreement was a framework agreement entered into on 5 November 2001 between the Company and Chinalco to regulate mutual supply of production supplies, transportation and loading services, supporting services and ancillary production services between the two parties. Pursuant to the approval by the Independent Shareholders of the Company at the special general meeting on 27 February 2007, the annual limits of the Transactions for the three financial years ending 31 December 2009 have been approved by the Independent Shareholders as follows:

31 December
Nature of transactions	2007	2008	2009
(in RMB millions)

Expenditure	1,000	1,500	2,000
Revenue	5,000	5,920	7,100

During the course of preparing the unaudited financial statements of the Company and its subsidiaries for the purpose of the 2007 financial year interim report, the Company has noted that the total amounts of the expenditure transactions and the revenue transactions under the Mutual Supply Agreement for the six months ended 30 June 2007 have reached approximately RMB2,523 million and RMB4,144 million, respectively. This means that the total amounts of the expenditure and revenue transactions have increased at a rate higher than previously estimated when preparing the annual limits for the year ending 31 December 2007. The Directors therefore propose to revise the annual limits of the Transactions for the three financial years ending 31 December 2009 and note that revision of the annual limits for both expenditure and revenue transactions under the Mutual Supply Agreement are required mainly due to the following reasons:

(1)	Revenue transactions:

During the year 2006 and early 2007, Chinalco acquired through mergers and acquisitions three large scale primary aluminum manufacturing enterprises, namely, Liancheng Aluminum, Tongchuan Aluminum and Baotou Aluminum and a large scale aluminum fabrication enterprise, Chinalco Ruimin. When estimating the annual limits of the Transactions, the Directors had already considered the estimated increase in purchase of the Company's products contemplated by Chinalco's acquisitions of Chinalco Ruimin and Liancheng Aluminum, but not the purchases by Tongchuan Aluminum and Baotou Aluminum. Furthermore, due to the rapid growth of the businesses of all the four Chinalco's newly acquired aluminum enterprises, the total purchases by Chinalco and its associates reached RMB4,144 million as at 30 June 2007. In respect of this amount, the total amount of alumina and primary aluminum purchases by these four enterprises from the Group for the six months ended 30 June 2007 amounted to RMB2,517 million, representing approximately 60.7% of the total amount of revenue transactions for the period. Although the annual limit for the revenue transactions has not yet been exceeded, the Directors expect that if the sales continue, the annual limit for such revenue transactions will likely be exceeded before the end of financial year 2007.

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LETTER FROM THE BOARD OF DIRECTORS

(2)	Expenditure transactions

Chalco International Trading, a 90.5% subsidiary of the Company, is principally engaged in the business of sourcing production supplies for the Company as well as its customers. To minimise the amount of such connected transactions, when estimating the annual limits for the expenditure transactions for the three years ending 31 December 2009, the Directors intended that Chalco International Trading would act as agent, instead of as purchaser, for the primary aluminum products purchased from Chinalco and its associates and would receive a storage fee of RMB40 per tonne of primary aluminum as commission. However, as the suppliers do not wish to enter into the transactions with Chalco International Trading as agent, Chalco International Trading continues to source aluminum products from them as purchaser.

For the six months ended 30 June 2007, Chalco International Trading sourced primary aluminum from Lanzhou Liancheng and Tongchuan Aluminum and aluminum fabrication products from Chinalco Ruimin, three of the four recently acquired aluminum enterprises of Chinalco, for sale to its external customers. The total volume of primary aluminum and aluminum fabrication products sourced amounted to approximately 113,500 tonnes and the amount of commission involved would have been approximately RMB4.5 million, on basis of a storage fee of RMB40 per tonne, as compared to approximately RMB2,036 million as purchase price. The Directors estimate that the expenditure transactions of Chalco International Trading have accounted for a substantial portion of the total amount of expenditure transactions of RMB2,523 million for the six months ended 30 June 2007.

3.	PROPOSED REVISED ANNUAL LIMITS

The Board proposes that the annual limits of the Transactions be revised as follows:

31 December
Nature of transactions	2007	2008	2009
(in RMB millions)
Expenditure	5,800	4,200	3,800
Revenue	8,500	7,600	7,300

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LETTER FROM THE BOARD OF DIRECTORS

The Directors have taken into account the following factors and changes when determining the revised annual limits:

(1)	The Directors have considered the increased volume and amounts of transactions arising from the acquisitions by Chinalco of primary aluminum production plants during 2006 and early 2007;

(2)	Chalco International Trading will continue to source primary aluminum from Chinalco and its associates as a purchaser; and

(3)

To reduce competition and to avoid conflicts of interest, the Company may acquire primary aluminum production plants from Chinalco in the future, thereby reducing the volume and amount of the connected transactions with Chinalco.

4.	HONG KONG LISTING RULES IMPLICATIONS

The Company has adopted internal controls to identify and monitor its connected transactions including adopting and implementing internal report procedures for its branches and subsidiaries to report its connected transactions. The Directors have reviewed the reporting system of the Company's internal control procedures and note that the connected transaction report is functioning properly. The Directors are of the view that had the change in capacity of Chalco International Trading in entering into the transactions with Chinalco been effected, the annual limit of the expenditure transaction would not have to be revised.

The Transactions are non-exempt continuing connected transactions which require approval by the Independent Shareholders if any of the annual limits previously approved by the Independent Shareholders is to be revised. The Directors will convene the SGM for the Independent Shareholders to approve, among other things, the proposal to revise the annual limits for the Transactions. Chinalco and its associates will abstain from voting on the resolutions proposed at the SGM relating to the revision of annual limits under the Mutual Supply Agreement.

5.	REASONS AND BENEFITS FOR THE TRANSACTIONS

Both the expenditure transactions and the revenue transactions under the Mutual Supply Agreement are carried out at market-price basis upon normal commercial terms. The Board is of the view that it is in the interest of the Company to maintain the mutual supply transactions for the business operations of the Company. In particular, the revenue transactions, which consist principally of sales of alumina and a minor portion of primary aluminum to the three associates of Chinalco, are conducted at market-price upon normal commercial terms in the ordinary course of business of the Company.

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LETTER FROM THE BOARD OF DIRECTORS

6.	INFORMATION RELATING TO THE COMPANY

The Company is the largest producer of alumina and primary aluminum in the PRC. The Company's key facilities include four integrated alumina and primary aluminum production plants, five alumina refineries, nine primary aluminum smelter and one research institute, which are engaged in the production, sales and research of alumina and primary aluminum. The scope of business of the Company and it subsidiaries include bauxite mining, and alumina refining and primary aluminium smelting. Its principal products include alumina, primary aluminum and carbon.

7.	INFORMATION RELATING TO THE CONNECTED PARTIES

Information on Chinalco

Chinalco is a controlling shareholder of the Company. The principal business activities of Chinalco mainly include aluminium fabrication, copper fabrication and manufacturing of aluminum.

Information on Liancheng Aluminum

Liancheng Aluminum, is a limited company incorporated under the PRC laws and is a direct wholly-owned subsidiary of Chinalco. The principal business activity of Liancheng Aluminum is production of primary aluminum.

Information on Chinalco Ruimin

Chinalco Ruimin is a limited company incorporated under the PRC laws. It is a direct non-wholly subsidiary of Chinalco in which 75% of its issued share capital is held by Chinalco. The principal business activity of Chinalco Ruimin is aluminun fabrication.

Information on Tongchuan Aluminum

Tongchuan Aluminum is a limited company incorporated under the PRC laws and is owned indirectly as to 72% by Chinalco. The principal business activity of Tongchuan Aluminum is production of primary aluminum.

Information on Baotou Aluminum

Baotou Aluminum is a joint stock limited company established in the PRC, the A shares of which are listed on the Shanghai Stock Exchange. Baotou Aluminum is engaged principally in the production of aluminum and aluminum alloys and the production and sales of carbon products.

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LETTER FROM THE BOARD OF DIRECTORS

8.	RECOMMENDATIONS ON THE PROPOSED ANNUAL LIMITS REVISION

Your attention is drawn to the letter from the Independent Board Committee set out on page 11 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders concerning the revised annual limits for the Transactions for the three financial years ending 31 December 2009 which require independent Shareholders' approval.

The advice of Taifook Capital Limited, the independent financial adviser to the Independent Board Committee, on the fairness and reasonableness of the revised annual limits for the Transactions for the three financial years ending 31 December 2009 set out on pages 12 to 19 of this circular. The independent financial adviser considers that the terms of the revised annual limits for the Transactions for the three financial years ending 31 December 2009 are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

The Board believes that the revision of the annual limits for the Transactions for the three financial years ending 31 December 2009 are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the proposed resolutions relating to such revision to the annual limits for the Transactions at the SGM.

9.	INTERIM DIVIDEND AND SPECIAL DIVIDEND

An interim dividend of RMB0.137 per ordinary share (tax inclusive), totaling approximately RMB1,765 million in respect of the six months ended 30 June 2007 was proposed by the Board at the board meeting of the Company held on 20 August 2007.

In addition, on the same date, a special dividend of RMB0.013 per ordinary share (tax inclusive), totaling approximately RMB168 million was also proposed by the Board at the board meeting of the Company on 20 August 2007 to be paid out of the retained earnings of Lanzhou Aluminum and Shandong Aluminum for the year ended 331 December 2006. As the final dividend declared by the Company for the financial year ended 31 December 2006 has included the Company's share of 2006 profit on the minority interest of these two entities, such proposed special dividend is based on the share of the retained earnings of these two companies acquired.

The proposals to pay the interim dividend and the special dividend will be submitted to the shareholders' consideration and approval at the SGM.

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LETTER FROM THE BOARD OF DIRECTORS

10.	AMENDMENT TO ARTICLE 99 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Article 99 of the articles of association of the Company provides as follows:

"When the Company convenes a shareholders' general meeting , written notice of the meeting shall be given no less than 45 days of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning the attendance at such meeting to the Company 20 days before the date of the meeting. Provided that any resolution to consider alternation of the rights of the class shareholders, the quorum of any class meeting convened for purpose shall be at least one-third of the total number of issued shares of that class.

If the member of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; if not, then the Company shall within five days notify the shareholders again by way of public announcement the matters to be considered at, the place and date for, the meeting. The Company may then hold the meeting after such announcement."

The Board proposes to delete the sentence underlined above from article 99 of the articles of association of the Company. The Board is of the view that the one-third shareholding quorum requirement is unduly restrictive. Such provision is not a requirement of the Mandatory Provisions and is not common among large-scale H share companies listed on the Hong Kong Stock Exchange. Moreover, the requirement to reply by returning the reply slip 20 days before the date of the class meeting as provided in articles 99 has already provided the mechanism in ensuring that the class shareholders have received the notice of the class meeting.

The proposal to amend article 99 as indicated above will be put forward as a special resolution to the shareholders' approval. The Board recommends the Shareholders to vote in favour of one special resolution at the SGM.

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LETTER FROM THE BOARD OF DIRECTORS

11.	OTHER MATTERS TO BE APPROVED AT THE SGM

At the SGM, the Shareholders will be asked to consider and if thought fit to approve, in addition to the above resolution relating to the proposed revision of annual limits of the Transactions for the three financial years ending 31 December 2007, resolutions relating to the proposed merger of Baotou Aluminum with the Company and other matters incidental to the implementation of the proposed merger (details of the proposed merger with Baotou Aluminum are set out in the separate circular to the Shareholders). Information relating to the above is contained in a separate circular to be despatched to the Shareholders.

12.	ADDITIONAL INFORMATION RELATING TO THE SGM

Notice of SGM

The SGM will be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on 12 October 2007 for the Independent Shareholders to approve, among other things, the proposed revised annual limits for the Transactions for the three financial years ending 31 December 2009. Chinalco and its associates will abstain from voting in relation to such resolution.

Closure of books

Shareholders whose names appear on the register of members of the Company at the close of business on 11 September 2007 will be entitled to attend the SGM and be entitled to the special and interim dividends of the Company upon completion of the necessary registration procedures. The H Shares register of members of the Company will be closed from 12 September 2007 to 11 October 2007, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Where applicable, purchasers of the Company's H Shares who intend to attend the SGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on 11 September 2007.

Reply slip and proxy form

If you are eligible and intend to attend the SGM, please complete and return the reply slip, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by 21 September 2007.

If you are not able to attend and/or vote at the SGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

- 9 -

LETTER FROM THE BOARD OF DIRECTORS

Procedure to demand a poll at the SGM Pursuant to Articles 81 of the Articles of Association, a poll may be demanded at the SGM, before or after a vote is carried out by a show of hands:

(i)	by the chairman of the meeting;

(ii)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(iii)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

13.	FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully, By order of the Board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman

- 10 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
27 August 2007

To the Independent Shareholders Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS - REVISION OF ANNUAL LIMITS

We refer to the circular of the Company dated 27 August 2007 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the proposed revised annual limits for the Transactions for the three financial years ending 31 December 2009, details of which are set out in the "Letter from the Board" in the Circular.

We wish to draw your attention to the "Letter from Taifook Capital Limited" containing its advice to us regarding the proposed revised annual limits for the Transactions for the three financial years ending 31 December 2009 as set out on pages 12 to 19 of the Circular. Having considered the advice given by Taifook Capital Limited and the principal factors and reasons taken into consideration by them in arriving at their advice, we are of the opinion that the terms of the proposed revised annual limits for the Transactions for the three financial years ending 31 December 2009 are fair and reasonable so far as the Independent Shareholders are concerned and that the proposed revision is in the interests of the Company and the Shareholders as a whole. We therefore recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the revision of annual limits for the Transactions for the three financial years ending 31 December 2009 contained in the notice set out on pages 25 to 28 of the Circular.

Yours faithfully,
For and on behalf of
Aluminum Corporation of China Limited
The Independent Board Committee
Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan
Independent non-executive Directors

- 11 -

LETTER FROM TAIFOOK CAPITAL LIMITED

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from Taifook Capital Limited for the purpose of incorporation in this circular.

25th Floor New World Tower 16-18 Queen's Road Central Hong Kong

27 August 2007

To the Independent Board Committee and the Independent Shareholders Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the proposed revised maximum annual values ("Proposed Revised Annual Caps") of the mutual provision of production supplies and ancillary services ("Continuing Transactions") between (i) the Group and (ii) Chinalco and its associates (excluding the Group) ("Chinalco Group") for the three years ending 31 December 2009, details of which are set out in the "Letter from the board of Directors" ("Letter from the Board") of the circular of the Company dated 27 August 2007 ("Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

As at the Latest Practicable Date, Chinalco was the controlling shareholder of the Company and hence a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Continuing Transactions constitute continuing connected transactions for the Company under the Hong Kong Listing Rules and the Proposed Revised Annual Caps are subject to the approval of the Independent Shareholders at the SGM. Chinalco and its associates will abstain from voting on the proposed resolution at the SGM relating to the Proposed Revised Annual Caps.

The Independent Board Committee comprising three independent non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan, has been established to advise the Independent Shareholders on the Proposed Revised Annual Caps. In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide the Independent Board Committee and the Independent Shareholders with an independent opinion and recommendation as to whether the Proposed Revised Annual Caps are fair and reasonable so far as the interests of the Company and the Independent Shareholders are concerned.

- 12 -

LETTER FROM TAIFOOK CAPITAL LIMITED

BASIS OF OUR OPINION

In formulating our recommendation, we have relied on the financial and other information and facts supplied to us and representations expressed by the Directors and/or management of the Group and have assumed that all such financial and other information and facts provided and any representations made to us or contained in the Circular were true, accurate and complete at the time they were made and continue to be so at the date of despatch of the Circular and during the period up to the date of the SGM, and have been properly extracted from the relevant underlying accounting records (in the case of financial information) and made after due and careful enquiry by the Directors and management of the Group. We have been advised by the Directors and/or management of the Group that all relevant information has been supplied to us and that no material facts have been omitted from the information supplied and representations expressed to us and we are not aware of any facts or circumstances which would render such information provided and representations made to us untrue, inaccurate or misleading.

Our review and analyses were based upon, among others, the information provided by the Company as set out below:

(i)	a copy of the Mutual Supply Agreement and agreements dated 28 June 2004 and 26 December 2006 regarding the extension of the term of the Mutual Supply Agreement ("Extension Agreements"); and

(ii)	the Circular.

We have discussed with the Directors and/or management of the Group with respect to the terms of and reasons for the Proposed Revised Annual Caps, and consider we have reviewed sufficient information to reach an informed view and have no reason to doubt the completeness, truth or accuracy of the information and facts provided and representations made to us. We have not, however, conducted an independent verification of the information nor have we conducted any form of investigation into the businesses, affairs, financial positions or prospects of the Group or the Chinalco Group.

- 13 -

LETTER FROM TAIFOOK CAPITAL LIMITED

PRINCIPAL FACTORS AND REASONS CONSIDERED In arriving at our opinion regarding the Proposed Revised Annual Caps, we have considered the following principal factors:

I.	Background and reasons for the Proposed Revised Annual Caps

The Group is principally engaged in alumina refining and primary aluminum smelting operations. The principal products of the Group include alumina and primary aluminum.

The principal activities of Chinalco are mainly aluminum fabrication, copper fabrication and manufacturing of aluminum.

As disclosed in the prospectus of the Company dated 30 November 2001, pursuant to the reorganisation carried out in preparation for the listing of the H Shares on the Hong Kong Stock Exchange, the Chinalco Group retained certain assets and businesses for, among others, (i) the supply of various raw materials required in the course of production of alumina and primary aluminum; and (ii) the provision of transportation and loading services and production supporting services. On the other hand, the Chinalco Group transferred to the Group certain assets and businesses for the production of alumina, primary aluminum and scrap materials, etc as well as for the provision of certain ancillary production supplies and services. Accordingly, to facilitate the operations of the Group, the Group and the Chinalco Group continued the mutual supply of production supplies and ancillary services. The Directors considered that the mutual provision of production supplies and ancillary services would enhance the smooth operations of, and generate revenue for, the Group and accordingly, is beneficial to the Group.

On 5 November 2001, Chinalco and the Company entered into the Mutual Supply Agreement for a term of three years with effect from 1 July 2001 to regulate the mutual supply of products and services between the Group and the Chinalco Group as follows:

(a)	Goods and services to be provided by the Chinalco Group to the Group:

*	production supplies such as carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, lubricant, clinker and fabricated aluminum;

*	transportation and loading services such as vehicle transportation, loading services and railway transportation; and

*	supporting services and ancillary production services such as communication, repair, processing and fabrication, quality testing, engineering design, environmental protection and road maintenance.

- 14 -

LETTER FROM TAIFOOK CAPITAL LIMITED

(b)	Goods and services to be provided by the Group to the Chinalco Group:

*	production supplies such as alumina, primary aluminum and scrap materials; and

*	supporting services and ancillary production services such as supply of electricity, gas, heat and water, repair, measurement, quality testing, spare parts, transportation and steam.

According to the Extension Agreements, the term of the Mutual Supply Agreement will expire on 31 December 2009. As disclosed in the announcement of the Company dated 27 February 2007, the Company obtained Independent Shareholders' approval for, among others, the continuation of the Continuing Transactions and the annual caps for such transactions for each of the three financial years ending 31 December 2009.

During the course of preparing the unaudited financial statements of the Group for the six months ended 30 June 2007, the Company has noted that the total amounts of the provision of production supplies and ancillary services by the Chinalco Group to the Group ("Expenditure Transactions") and the provision of production supplies and ancillary services by the Group to the Chinalco Group ("Revenue Transactions") under the Mutual Supply Agreement for the six months ended 30 June 2007 have reached approximately RMB2,523 million and RMB4,144 million respectively. This means that the total amounts of the Expenditure Transactions and Revenue Transactions have increased at a rate higher than previously estimated when preparing the annual maximum values for the year ending 31 December 2007. The Directors therefore propose to revise the annual maximum values for the three years ending 31 December 2009.

II.	The Proposed Revised Annual Caps

As the advised by the Directors, the approximate historical amounts of the Continuing Transactions and the amounts of the Proposed Revised Annual Caps are as follows:

Historical amounts	Proposed Revised Annual Caps
For the year ended	For the six	For the year ending
31 December	months ended	31 December
2005	2006	30 June 2007	2007	2008	2009
RMB'million	RMB'million

Expenditure Transactions	464	2,225	2,523	5,800	4,200	3,800
Revenue Transactions	2,104	2,400	4,144	8,500	7,600	7,300

- 15 -

LETTER FROM TAIFOOK CAPITAL LIMITED

(i)	Expenditure Transactions

The amount of the Expenditure Transactions amounted to approximately RMB2,225 million for the year ended 31 December 2006, representing an increase of approximately 380% as compared with that for the year ended 31 December 2005, and amounted to approximately RMB2,523 million for the six months ended 30 June 2007, representing an increase of approximately 127% (on an annualised basis) as compared with that for the corresponding period in 2006.

As advised by the Directors, the substantial increase in the amount of the Expenditure Transactions for the six months ended 30 June 2007 was mainly attributable to the sourcing of primary aluminum and aluminum products by Chalco International Trading from the Chinalco Group as a purchaser instead of as an agent. Chalco International Trading previously acted as agent for the sale of primary aluminum and aluminum products by the Chinalco Group to external customers and received a commission. Subsequently, Chalco International Trading entered into transactions with the Chinalco Group as purchaser for onward sales to its customers. As advised by the Directors, for the six months ended 30 June 2007, the aggregate purchase price of the products sourced from the Chinalco Group by Chalco International Trading amounted to approximately RMB2,130 million.

The proposed annual caps for the Expenditure Transactions for each of the three years ending 31 December 2007, 2008 and 2009 were RMB5,800 million, RMB4,200 million and RMB3,800 million respectively. In arriving at such annual caps, the Directors have taken into account the following factors:

*	the unaudited amount of the Expenditure Transactions for the six months ended 30 June 2007;

*

the expected ongoing business growth of the Group and the Chinalco Group, thereby resulting in the increase in the demand for the Chinalco Group's production supplies and ancillary services by the Group and the increase in the purchase by Chalco International Trading from the Chinalco Group for the three years ending 31 December 2009; and

*

in arriving at the proposed annual caps for the two years ending 31 December 2009, the Directors have considered the possibility that the Company may acquire primary aluminum production plants from Chinalco in the future in order to reduce competition and avoid conflicts of interest, thereby reducing the amount of the expected Expenditure Transactions with the Chinalco Group for the year ending 31 December 2008 and 2009.

- 16 -

LETTER FROM TAIFOOK CAPITAL LIMITED

In order to assess the fairness and reasonableness of the Proposed Revised Annual Caps for the Expenditure Transactions, we have discussed with the management of the Group about the above factors in estimating the Proposed Revised Annual Caps for the Expenditure Transactions and reviewed the calculations of the Proposed Revised Annual Caps for the Expenditure Transactions for the three years ending 31 December 2009, which we consider is in line with the above factors considered by the Directors in arriving at the Proposed Revised Annual Caps for the Expenditure Transactions.

Based on the above and having considered (i) the historical business growth of the Group and the increase in the historical amount of the Expenditure Transactions; (ii) the unaudited amount of the Expenditure Transactions for the six months ended 30 June 2007; (iii) the fact that the Group has acquired or proposed to acquire interests in companies from the Chinalco Group in the past one year; and (iv) the factors considered by the Directors in estimating the Proposed Revised Annual Caps for the Expenditure Transactions as explained above, we are of the view that the Proposed Revised Annual Caps for the Expenditure Transactions for each of the three years ending 31 December 2007, 2008 and 2009 are fair and reasonable.

(ii)	Revenue Transactions

The amount of the Revenue Transactions amounted to approximately RMB2,400 million for the year ended 31 December 2006, representing an increase of approximately 14% as compared with that for the year ended 31 December 2005, and amounted to approximately RMB4,144 million for the six months ended 30 June 2007, representing an increase of approximately 245% (on an annualised basis) as compared with that for the corresponding period in 2006.

As advised by the Directors, the substantial increase in the amount of the Revenue Transactions for the six months ended 30 June 2007 was mainly attributable to the rapid growth of the business of the Chinalco Group. As stated in the Letter from the Board, during the year ended 31 December 2006 and in early 2007, Chinalco acquired through mergers and acquisitions three large scale primary aluminum manufacturing enterprises, namely, Liancheng Aluminum, Tongchuan Aluminum and Baotou Aluminum, and a large scale aluminum fabrication enterprise, namely, Chinalco Ruimin. As stated in the Letter from the Board, the total amount of alumina and primary aluminum purchases by these four enterprises from the Group for the six months ended 30 June 2007 amounted to approximately RMB2,517 million (representing approximately 60.7% of the total amount of the Revenue Transactions during the period).

- 17 -

LETTER FROM TAIFOOK CAPITAL LIMITED

The proposed annual caps for the Revenue Transactions for each of the three years ending 31 December 2007, 2008 and 2009 were RMB8,500 million, RMB7,600 million and RMB7,300 million respectively. In arriving at such annual caps, the Directors have taken into account the following factors:

*	the unaudited amount of the Revenue Transactions for the six months ended 30 June 2007;

*

the expected ongoing business growth of the Chinalco Group, thereby resulting in the increase in the purchase of production supplies and ancillary services by the Chinalco Group from the Group for the three years ending 31 December 2009; and

*

in arriving at the proposed annual caps for the two years ending 31 December 2009, the Directors have considered the proposed acquisition of Baotou Aluminum and the possibility that the Company may acquire primary aluminum production plants from Chinalco in the future in order to reduce competition and avoid conflicts of interest, thereby reducing the amount of the expected Revenue Transactions with the Chinalco Group for the year ending 31 December 2008 and 2009.

In order to assess the fairness and reasonableness of the Proposed Revised Annual Caps for the Revenue Transactions, we have discussed with the management of the Group about the above factors in estimating the Proposed Revised Annual Caps for the Revenue Transactions and reviewed the calculations of the Proposed Revised Annual Caps for the Revenue Transactions for the three years ending 31 December 2009, which we consider is in line with the above factors considered by the Directors in arriving at the Proposed Revised Annual Caps for the Revenue Transactions.

Based on the above and having considered (i) the historical business growth of the Group and the increase in the historical amount of the Revenue Transactions; (ii) the unaudited amount of the Revenue Transactions for the six months ended 30 June 2007; (iii) the fact that the Group has acquired or proposed to acquire interests in companies from the Chinalco Group in the past one year; and (iv) the factors considered by the Directors in estimating the Proposed Revised Annual Caps for the Revenue Transactions as explained above, we are of the view that the Proposed Revised Annual Caps for the Revenue Transactions for each of the three years ending 31 December 2007, 2008 and 2009 are fair and reasonable.

- 18 -

LETTER FROM TAIFOOK CAPITAL LIMITED

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the Proposed Revised Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Proposed Revised Annual Caps.

Yours faithfully, For and on behalf of Taifook Capital Limited
Derek C.O. Chan Managing Director	Kenneth Ng Director

- 19 -

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purposes of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

2.	DIRECTORS' DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interest or short positions of the directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of Securities Transaction by Directors of Listed Companies:

At the Latest Practicable Date, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

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APPENDIX	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At the Latest Practicable Date, so far as it is known to the Directors and the Chief Executive of the Company, the following persons (other than the Directors and the chief executives of the Company) have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO:

				Percentage in	Percentage
				the relevant	in total
Name of substantial	Class	Number of		class of	issued
Shareholders	of Shares	Shares held	Capacity	Share Capital	Shares

Aluminum Corporation of China(1)	A Shares	5,293,879,677(L)	Beneficial owner	59.20%	41.08%
			and interest of
			controlled
			corporation
China Cinda Asset Management
Corporation	A Shares	900,559,074(L)	Beneficial owner	10.07%	6.99%
China Construction Bank
Corporation	A Shares	709,773,136(L)	Beneficial owner	7.94%	5.51%
Alcoa Inc (2)	H Shares	884,207,808(L)	Interests of	22.42%	6.86%
			corporation
			controlled by
			Alcoa Inc.
Templeton Asset
Management Limited	H Shares	747,066,000(L)	Investment manager	18.94%	5.80%
JP Morgan Chase & Co (3)	H Shares	300,770,010(3)	Interests of	7.63%	2.33%
			corporation
			controlled by
			JP Morgan
			Chase & Co

Notes:

(L)	Denotes long position.

(1)	The interest in shares of Aluminum Corporation of China includes 79,472,482 A Shares held by Lanzhou Aluminum Factory, a wholly-owned subsidiary of Aluminum Corporation of China.

(2)	The interest in shares of Alcoa Inc. is held through Alcoa International (Asia) Limited.

(3)	The interest in shares of JP Morgan Chase & Co. includes 194,301,810 H Shares as long position and 106,468,200 H Shares as lending pool.

- 21 -

APPENDIX	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, no other person has registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporation that was required to be kept under Section 336 of the SFO.

4.	MATERIAL CHANGE

As at the Latest Practicable Date, the Directors confirm that there is no material change in the financial or trading position or outlook of the Group since 31 December 2006, being the date to which the latest published audited accounts of the Group were made up to.

5.	LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was engaged in any litigation or claims of material importance which will have a material adverse impact on the Group and, as far as the Directors are aware, no litigation, arbitration or claim of material importance is pending or threatened against any member of the Group which will have a material adverse impact on the Group.

6.	EXPERT AND CONSENT

Taifook Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this circular:

Name	Qualification

Taifook Capital Limited	A licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO.

As at the Latest Practicable Date, Taifook Capital Limited was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

7.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

- 22 -

APPENDIX	GENERAL INFORMATION

8.	DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

9.	DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them was a controlling shareholder).

10.	PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 81 of the Articles of Association, a poll may be demanded at the SGM, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

- 23 -

APPENDIX	GENERAL INFORMATION

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 10 September 2007:

(a)	the Articles of Association of the Company;

(b)	the letter from the Independent Board Committee as set out in this circular;

(c)	the letter from Taifook Capital Limited, the independent financial adviser, as set out in this circular;

(d)	the written consent of Taifook Capital Limited referred to in this appendix; and

(e)	the Mutual Supply Agreement.

GENERAL

(a)	The English language text of this document shall prevail over the Chinese language text.

(b)

The Company Secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(c)	The Company's H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

- 24 -

NOTICE OF SPECIAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting or SGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 12 October 2007 at 2:00 p.m. for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions. Unless otherwise indicated, capitalised terms used in this notice and the following resolutions shall have the same meanings as those defined in the circular of the Company dated 27 August 2007 relating to, among other things, the merger of Baotou Aluminium Co., Ltd. with the Company (the "Baotou Merger Circular") and the circular of the Company dated 27 August 2007 relating to, among other things, the proposed revisions of the annual limits for the transactions under the Mutual Supply Agreement (the "Continuing Connected Transactions Circular"):

SPECIAL RESOLUTIONS

1.	"THAT the following resolutions relating to the merger of Baotou Aluminum with the Company by way of the proposed share exchange (as set out below) be authorised and approved:

(1)

Baotou Aluminum be merged with the Company and for such purpose, the Company be authorised to issue 637,880,000 ordinary shares of RMB1.00 each ("Chalco A Shares"), such Chalco A Shares to be listed on the Shanghai Stock Exchange, to exchange for 431,000,000 Baotou Shares at the rate set out in sub-paragraph 2 below;

(2)	The exchange of Chalco A Shares for Baotou Shares shall be at the rate of 1.48 Chalco A Shares for 1 Baotou Share;

(3)

The terms and conditions of the Merger Agreement dated 20 July 2007 between the Company and Baotou Aluminum as referred to in the Baotou Merger Circular and the Merger Proposal as referred to in the Baotou Merger Circular be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorized to implement the transactions under the Merger Agreement and the Merger Proposal; and

- 25 -

NOTICE OF SPECIAL GENERAL MEETING

(4)

Upon implementation of the Merger Agreement and the Merger Proposal, the connected transaction which will be constituted by the Share Exchange by the Company with Baotou Group and Guiyang Aluminum, which are non-wholly owned subsidiaries of Aluminum Corporation of China ("Chinalco"), a connected person of the Company, be and are hereby approved and confirmed."

2.

"THAT (a) subject to the passing of resolution no. 1 above and the passing of the resolutions proposed at the respective class meetings of the holders of H Shares and the holders of A Shares and (b) subject further to the issue of the Chalco A Shares as referred to in resolution no.1 above, the articles of association of the Company be amended to reflect the changes in the total number of issued shares and the share capital structure of the Company after the issue of Chalco A shares to implement the Merger Proposal."

3.

"THAT the proposed amendment to article 99 of the articles of association of the Company as set out in the Continuing Connected Transactions Circular be and hereby generally and unconditionally approved."

ORDINARY RESOLUTIONS

4.	"THAT Chinalco and the parties acting in concert with it be exempted from making a general offer for the Shares pursuant to the relevant laws and regulations of the PRC."

5.

"THAT subject to the passing of resolution no. 1 above and the passing of the resolutions proposed at the respective class meetings of the holders of H Shares and the holders of A Shares, the Board (or an executive committee of directors as may be appointed by the Board) be authorised to implement the Merger Proposal and the matters contemplated thereunder from the date of passing this resolution."

6.

"THAT the annual limits for the transactions under the Mutual Supply Agreement for the three financial years ending 31 December 2009 be revised as set out in the Continuing Connected Transactions Circular and the Board be and hereby authorised to take such actions as are necessary to implement such revisions."

7.

"THAT to consider and approve an interim dividend of RMB0.137 (tax inclusive) per ordinary share of the Company totaling the sum of approximately RMB1,765 million in respect of the six months ended 30 June 2007."

8.

"THAT to consider and approve a special dividend of RMB0.013 (tax inclusive) per ordinary share of the Company totaling the sum of approximately RMB168 million out of the retained earnings of Lanzhou Aluminum and Shandong Aluminum for the year ended 31 December 2006."

By order of the Board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman

27 August 2007 Beijing, the PRC

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NOTICE OF SPECIAL GENERAL MEETING

Notes:

(a)

The H share register of members of the Company will be closed from Wednesday, 12 September 2007 to Thursday, 11 October 2007 (both days inclusive), during which period no transfer of H Shares will be effected. Holders of H Shares whose names appear on the Company's H share register of members at close of business on Tuesday, 11 September 2007, are entitled to attend and vote at the SGM and be entitled to receive the proposed interim dividend and the proposed special dividend after completing the registration procedures for attending the meeting.

Where applicable, purchasers of H Shares intending to attend the Class Meeting of holders of H shares are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on Tuesday, 11 September 2007.

(b)

Shareholders who intend to attend the SGM must complete the reply slip for attending the SGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the SGM, i.e. Friday, 21 September 2007. Details of the Secretary Office to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street Haidian District Beijing PRC Postal code: 100082 Tel: 86-10-8229 8150, 8229 8162 Fax: 86-10-8229 8158

(c)

Each shareholder who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, not less than 24 hours before the time for holding the SGM in order for such document to be valid.

The address of Hong Kong Registrars Limited is as follows:

46/F, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong

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NOTICE OF SPECIAL GENERAL MEETING

(f)

To be valid, for holders of A Shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Secretary Office of the Board, the address of which is set out in note (b) above, not less than 24 hours before the time for holding the SGM in order for such document to be valid.

(g)

If a proxy attends the SGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the SGM, such representative should produce his/her ID card and the notarized copy of the resolution passed by the Board of Directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(h)	The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

(i)	Chinalco and its associates will abstain from voting in respect of Resolution Nos. 1, 2, 4, 5 and 6.

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About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary